Exhibit 3.05
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
     Lime Energy Co., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,
     DOES HEREBY CERTIFY:
     FIRST: that the Board of Directors of said corporation, by action thereof at a meeting of the Board of Directors duly called and held, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:
     BE IT RESOLVED that this Board of Directors hereby declares advisable and approves that Article 4 of the Corporation’s certificate of incorporation be amended by the addition thereto of the following clause (e) at the end thereof:
     (e) Combination of Shares of Common Stock. Effective upon the filing of this Amendment, each fifteen (15) shares of Common Stock issued and outstanding shall be combined into one (1) share of fully paid and nonassessable Common Stock of the Corporation, subject to the treatment of fractional shares interests described below. Following the effectiveness of this Amendment, the Corporation will evidence the reverse stock split effected by this Amendment pursuant to procedures to be adopted by the Corporation. Any fractional share which would otherwise be issuable to a holder of Common Stock shall be rounded to the nearest whole share.
     SECOND: that the foregoing proposed amendment was submitted to the stockholders of the Corporation and approved by written consent on January 22, 2007 by stockholders holding a majority of the outstanding stock of each class entitled to vote thereon as a class in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, said Lime Energy Co. has cause this Certificate to be signed by Jeffrey R. Mistarz, its Secretary, this 22nd day of January, 2007.

LIME ENERGY CO.
By:	/s/ Jeffrey Mistarz
Jeffrey R. Mistarz, Secretary